SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: January 26, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: January 26, 2006
Canadian Pacific Railway and CN to implement further service improvements at the Port of Vancouver
(Editors: a downloadable map illustrating the operational initiatives is available on the CN and CPR Websites)
Vancouver, B.C. — CN and Canadian Pacific Railway (CPR) announced today they have reached an agreement that will make rail operations more fluid in the Lower Mainland, enhancing service for rail customers and supporting the growth of Pacific Gateway ports and terminals. The operational improvements are expected to begin in March 2006.
The agreement includes a series of significant operational initiatives that will improve the flow of freight to and from the port by operating direct-to-destination trains that bypass yards and eliminating railway-to-railway handoffs. It will also extend the railways’ existing directional running zone in the Fraser Canyon west to the Gateway ports and terminals.
Under the agreement:
•	CPR will handle all trains of both railways from Boston Bar, 60 kilometres north of Hope, B.C., and 200 kilometres from Vancouver, to Vancouver’s South Shore using CPR train crews. CPR will also improve the coordination of train movements and will switch all traffic into and out of terminals on Burrard Inlet South Shore.
•	CN will handle all trains of both railways from Boston Bar to Burrard Inlet North Shore in Vancouver using CN crews. CN will also improve the coordination of traffic switched into and out of terminals on the North Shore.
•	CPR will also handle coal trains of both railways from Boston Bar to the Roberts Bank coal port, helping improve efficiency for coal terminal operator, Westshore Terminals.
CN and CPR have a long-established directional running zone extending west of Ashcroft to Mission, B.C., in the Fraser Canyon. All westbound trains of both railways operate over the CN line, and all eastbound trains of both railways operate over the CPR line, improving operational fluidity over the 240-kilometre zone.
Fred Green, President and Chief Operating Officer of CPR, said: “These new initiatives represent a clear commitment to ensuring rail shippers have the best service possible so they can compete in global trade from a position of strength. By enhancing service as the Pacific Gateway ports and terminals expand, we are sending a powerful message along the supply chain that coordination and cooperation are critical levers for growth. We hope these initiatives will inspire others to work together for a stronger Pacific Gateway.”

Ed Harris, CN’s Executive Vice- President, Operations, said “This is a smart approach to managing rail capacity at a time of substantial growth in Canada’s trade volumes with Pacific Rim countries. It will enhance the fluidity and capacity of both railroads in Vancouver and deliver better service to our port and terminal partners, while ensuring healthy rail competition between CN and CPR is maintained at the Port of Vancouver.”
Canada’s government expects container volumes at British Columbia seaports to grow to between 5 million and 7 million 20-ft. equivalent units (TEUs) by 2020, from 2 million this year. This increase in container traffic, along with rapid growth of resource exports — including coal, grain, potash and sulphur — have pushed the 15-year projected growth in B.C.’s port and rail sector to:
➢	$7.4 billion in annual economic output for B.C., from $2.7 billion, and
➢	50,000 direct jobs in B.C., from 18,000.
The Canadian government recently announced $590 million in funding for port and transportation infrastructure and programs to support further development of the Pacific Gateway as a key access point for all of North America. This investment complements significant measures taken by the B.C. government, including investment in infrastructure and port development and property tax relief for port terminal operators.
About CN
Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn. /Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information, click the “About CN” button on CN’s website, www.cn.ca.
About CPR
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:

Canadian Pacific Railway Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

CN Media	Investment Community
Mark Hallman	Robert Noorigian
Tel.: (905) 669-3384	Tel.: (514) 399-0052
mark.hallman@cn.ca	robert.noorigian@cn.ca